Exhibit 99-1
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                               Koor Industries Ltd
                          (Hereinafter: "The Company")
      Notice of addition of item to the agenda of the Extraordinary General
                     Meeting of the Company's shareholders

Notice is hereby given that at the Extraordinary General Meeting of holders of the Company's ordinary shares to be held on Monday, September 24, 2007 at 10:00am at the head offices of the IDB Group, Azrieli Center 3, Triangle Tower, 41st Floor, Tel-Aviv 67023 (a meeting for which an Immediate Report was provided on August 15, 2007 and notice of it was published in the press on August 19, 2007, hereinafter "the Notices"), an additional item will be added to the Agenda. If, as published, the Meeting is postponed until September 30, 2007, the additional item will also be discussed at the postponed Meeting).

The item that is added to the agenda and summary of the additional proposed
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resolution:
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To approve the appointment of Mr. Ami Erel as Chairman of the Company's Board of
Directors.

The majority required to approve the above proposed resolution is an ordinary
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majority of more than 50% of the total votes cast at this Meeting without taking into account abstentions.

As stated in the notices, the determining date for entitlement of shareholders to vote in the General Meeting in accordance with section 182(B) of the Companies Law is September 11, 2007 ("the Determining Date"). Someone who is a shareholder at the determining date shall be entitled to participate in the General Meeting and to vote in person or through a proxy by way of a written proxy submitted at the Company's registered office not later than forty-eight
(48) hours before the date of the vote, subject to proof of ownership of the shares at the determining date as required in law.

The Meeting can only start if there shall be a legal quorum to open the debate. A quorum is attendance (in person or by proxy) of at least two shareholders, who together hold at least one third of the Company's voting rights, within half an hour of the time set for the opening of the Meeting. If after half an hour from the time set for the start of the Meeting there is no legal quorum, the Meeting shall be postponed by one week and will take place on September 30, 2007 at the same time and the same place. The legal quorum for the opening of the postponed Meeting shall be the presence of at least two shareholders (in person or by proxy), not subject to a proportion of the voting rights they hold in the Company.

The full text of the proposed resolutions may be viewed at the office of the Company Secretary, Adv. Shlomo Heller, at the Company's offices, Azrieli Center 3, Triangle Tower, 43rd Floor, Tel-Aviv 67023 (tel: 03-6075107) Sunday - Thursday, between 8:00am and 4:00pm.


                                                      Adv. Shlomo Heller
                                                      Company Secretary